Exhibit 99.69

Form 6
Business Corporattons Act

Formule 6
Loi surles soctetes par actions

ARTICLES OF CONTINUANCE
STATUTS DE MAINTIEN

1.     The name of the corporation is: (Set out in BLOCK CAPITAL LEITERS)
Denomination sociale de la societe:   (Ecrire en LETTRES MAJUSCULES SEULEMENT) :

S	A	N	D	S	P	R	I	N	G	R	E	S	O	U	R	C	E	S	L	T	D

2.     The corporation is to be continued under the name (if different from 1 ):
Nouvelle denomination sociale de la societe (si elle differente de celle inscrite ci-dessus) :

N	/	A

3.      Name of jurisdiction the corporation is leaving: / Nom du territoire (province au territoire, Etat ou pays) que quitte la societe :

Alberta

 Name of junsdiction / Nom du temtoire

4.     Date of incorporation/amalgamation: / Date de la constitution ou de Ia fusion.

2006/09/20

 Year, Month, Annee / annee, mois, jour

5.     The address of the registered office is: / Adresse du siege social en :

50 Richmond Street East, Suite 101

 Street & Number or RR. Number & if Multi-Office Building give Room No
Rue et numero ou numero de la RR.  et, s'il s'agit d'un ediftce a bureaux, numero du bureau

Toronto	ONTARIO	M	5	C	1	N	7
	Name of Municipality or Post Office / Nom de Ia municipalite ou du bureau de paste	Postal Code/Code postal

6. Number of directors is/are:	Fixed number	OR minimum and maximum	1	11
Nombre d'administrateurs	Nombre fixe	OU minimum et maximum

7. The director(s) is/are: / Administrateur(s): First name, middle names and surname Prénom, autres prénoms et nom de famille
Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code
Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal
Resident Canadian State 'Yes' or 'No' Résident canadien Oui/Non
John R Adams	2145 Resort Drive, Suite 208, P.O. Box 773457 Steamboat Springs, CO USA 80477	No

P. Greg Barnes	8000 South Chester, Suite 375 Centennial, CO USA 80112	No

Abraham P. Drost	1136 Alloy Drive, Thunder Bay ON P7J 1H2	Yes

Richard A. Munson	8000 South Chester, Suite 375 Centennial, CO USA 80112	No

Mark C. Maier	115 - 17th Avenue S.W., Calgary AB T2S 0A1	Yes

Gerald W. Grandey	2121 11th St. West, Saskatoon SK S7M 1J3	Yes

Brad L. Doores	Royal Bank Plaza, South Tower, Suite 2700 Toronto ON M5J 2J3	Yes

8.     Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposees aux actiVites commerciales ou aux pourvoirs de Ia société.

None.

9.     The classes and any maximum number of shares that the corporation is authorized to issue:
Categories et nombre maximal, s'il y a lieu, d'actions que ,la societe est autorisee a émettre :

The Corporation is authorized to issue an unlimited number of Common shares and an unlimited number of Preferred Shares.

10.   Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privileges, restrictions et conditions, s'il y a lieu, rattachés a chaque categorie d'actions et pouvoirs des administrateurs relatifs a chaque catégorie d'actions qui peut étre émise en série :

I. An unlimited number of Common shares, the holders of which are entitled:

(a) to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(b) to receive any dividend declared by the Corporation on this class of shares; provided that the Corporation shall be entitled to declare dividends on the Preferred shares, or on any of such classes of shares without being obliged to declare any dividends on the Common voting shares of the Corporation;

(c) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation,  to receive the remaining property of the Corporation  upon dissolution  in equal rank with the holders of all other Common shares of the Corporation; and

(d) to the rights, privileges and restrictions normally attached to common shares;

2. An unlimited number of Preferred shares, which as a class, have attached thereto the following rights, privileges, restrictions and conditions:

(a) the Preferred shares may from time to time be issued in one or more series, and the Directors may fix from time to time before such issue the number of Preferred shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

(b) the Preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution  of the assets of the Corporation amongst its shareholders  for the purpose of winding up its affairs, be entitled to preference over the voting and non-voting Common shares and over any other shares of the Corporation  ranking by their terms junior to the Preferred shares of that series.  The Preferred shares of any series may also be given such other preferences, not inconsistent  with these Articles, over the Common shares and any other such Preferred shares as may be fixed in accordance with clause (2)(a); and

(c) if any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred shares are not paid in full, all series of Preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

11    The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'emission. le transfert ou la propriété  d'actions  est/n'est  pas restreint. Les restrictions,  s'il y a lieu, sont les suivantes  :

None.

12.   Other provisions, (if any):
Autres dispositions s'ily a lieu :

Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(a) borrow money upon the credit of the Corporation;

(b) issue, re-issue, sell or pledge debt obligations of the Corporation;

(c) subject to the provisions of the  Business Corporations Act, as now enacted or as the same may from time to time be amende, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

13.   The corporation has complied with subsection 180(3) of the Business Corporations Act.
La societe s'est conformee au paragraphe 180(3) de la Loi sur les societes par actions.

14.   The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la societe en vertu des lois de la province de l'Ontario a ete dument autorise en vertu des lois de l'autorite legislative sous le regime de laquelle la societe a ete constituee ou fusionnee ou anterieurement maintenue le

2010 / 03 / 29

Year, Month, Day
annee, mois, jour

15.   The corporation is to be continued under the Business  Corporations Act to the same extent as if it had been incorporated thereunder.
Le maintien de la societe en vertu de la Loi sur les societes par actions a le meme effet que si la societe avail ete constituee en vertu de cette loi.

These articles are signed in duplicate.
Les presents statuts sont signes en double exemplaire.

SANDSPRING RESOURCES LTD.

Name of Corporation / Denomination soctale de la société

By/Par
/s/ Carmelo Marrelli
Signature/Signature

Carmelo Marrelli

Print name of signatory  / Nom du signataire en lettres moulées

Chief Financial Officer

Description of Office / Fonclion

These articles must be signed by a director or officer  of the corporation (e.g. president, secretary)
Ces statuts doivent étre signés par un administrateur ou un dirigeant de la société (p. ex.  président, secrétaire).